Exhibit 21

List of Subsidiaries

Company Name	State of Incorporation
TLSS Acquisition, Inc.	Delaware
Shyp CX, Inc.	New York
Shyp FX, Inc.	New Jersey
JFK Cartage, Inc.	New York
TLSS-CE, Inc.	Delaware
TLSS-STI, Inc.	Delaware
Severance Trucking Co., Inc.	Massachusetts
Severance Warehousing, Inc.	Massachusetts
McGrath Trailer Leasing, Inc.	Maine
TLSS Operations Holding Company, Inc.	Delaware